Exhibit 3.1

Articles of Incorporation

(Pursuant to NRS 78)

Document Number: 20050596282-39

Filing Date and Time: December 5, 2005, 6:35 AM

Entity Number: E0847592005-1

1.	Name of Corporation: KAT Racing

2.	Resident agent name and street address:

Julie Sandefur, 11075 Caramel Crest Court, Las Vegas, Nevada 89135

3.	Shares:

Number of shares with par value: 100 million, par value $.001

4.	Names and address of board of directors/trustees:

Julie Sandefur, 11075 Caramel Crest Court, Las Vegas, Nevada

89135

Kenny Thatcher, 6885 Speedway Boulevard #Y116, Las Vegas, Nevada 89115

5.	Purpose: ____________________

6.	Names address and signature of incorporator:

Julie Sandefur, 11075 Caramel Crest Court, Las Vegas, Nevada 89135

7.	Certificate of acceptance of appointment of resident agent:

I hereby accept appointment as resident agent for the above named corporation.

/s/Julie Sandefur, November 4, 2005